Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDEND REQUIREMENTS

	2016	2015	2014	2013	2012
	(millions)
Net income	$290.0	$213.0	$242.8	$250.2	$199.9
Add
Equity investment (income) loss	(2.0)	(1.2)	—	0.2	0.4
Income subtotal	288.0	211.8	242.8	250.4	200.3

Add
Income tax expense	172.2	122.7	115.7	129.2	104.6
Kansas City earnings tax	0.2	(0.5)	0.3	0.1	0.1
Total taxes on income	172.4	122.2	116.0	129.3	104.7

Interest on value of leased property	5.1	5.2	5.2	5.5	5.8
Interest on long-term debt	199.8	193.9	195.0	195.5	213.2
Interest on short-term debt	13.5	6.1	5.1	7.6	9.0
Other interest expense and amortization	36.3	6.8	3.3	8.2	4.6

Total fixed charges	254.7	212.0	208.6	216.8	232.6

Preferred dividend requirements(b)	26.3	(a)	(a)	(a)	(a)

Combined fixed charges and preferred
dividend requirements	281.0	212.0	208.6	216.8	232.6

Earnings before taxes on
income and fixed charges	$715.1	$546.0	$567.4	$596.5	$537.6

Ratio of earnings to fixed charges	2.81	2.58	2.72	2.75	2.31

Ratio of earnings to combined fixed charges
and preferred dividend requirements	2.54	2.58	2.72	2.75	2.31

(a) Prior to 2016, Great Plains Energy's preferred dividends were insignificant.
(b) Preferred stock dividend requirements have been grossed up by the effective tax rate for the period.